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                                                      Filed by Zany Brainy, Inc.
                                                  Pursuant to Rule 425 under the
                                                      Securities Act of 1933 and
                                                        deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                                  Commission File No.: 000-26185
                                          Subject Company: Noodle Kidoodle, Inc.


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED
BY ZANY BRAINY, INC. ON APRIL 24, 2000:

                   NOODLE KIDOODLE TO MERGE WITH ZANY BRAINY
         Zany Brainy to Add 59 Stores and Over $130 Million in Revenues

     KING OF PRUSSIA, PA - April 24, 2000 - Zany Brainy, Inc. (NASDAQ: ZANY), a leading specialty retailer of high quality toys, games, books and multimedia products, and Noodle Kidoodle, Inc. (NASDAQ: NKID), another retailer of children's specialty toys, today announced that they have entered into a definitive merger agreement.

     The merger is expected to be accounted for as a pooling of interests and will call for 1.233 Zany Brainy shares to be exchanged for every 1 Noodle Kidoodle share. The deal is expected to be completed by the end of the second quarter and is subject to shareholder and regulatory approval.

     For the fiscal year ended January 29, 2000, Zany Brainy reported $241 million in revenues and Noodle Kidoodle reported $135 million in revenues. As a result of the merger, Zany Brainy will have a store base of 163 stores. Given the new store opening plans for Zany Brainy and Noodle Kidoodle, the combined store count is expected to expand to over 190 stores by calendar year's end. Excluding costs related to the merger, the merger is expected to be accretive to Zany Brainy's earnings.

Companies Have Similar Mission

     Keith C. Spurgeon, Chairman and CEO of Zany Brainy, Inc., said, "Because both companies champion similar values, this partnership is a natural fit. We consider this a great opportunity for our customers, employees, and shareholders. This merger instantly increases our 1999 revenue base of $241 million by over 50 percent and our store base by a similar amount, strengthening our presence in large markets like New York, Texas, Florida, and Michigan. Moreover, we will seek to achieve operating and administrative synergies as we integrate the businesses."

                                    -more-
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     Noodle Kidoodle's CEO Stanley Greenman said, "We are very excited by the opportunities for both growth and profitability enhancement presented by the joining of these two industry leaders. The merger definitely benefits both companies."

     Zany Brainy CEO Spurgeon will continue in his role of CEO in the new company. Noodle Kidoodle CEO Greenman will be extensively involved with the integration of the two companies and will join the Zany Brainy Board of Directors.

First Quarter Earnings

     Based on a review of preliminary quarterly information, Zany Brainy also announced today that it anticipates its first quarter loss to be greater than last year's first quarter loss. Commenting on the outlook for the quarter, Mr. Spurgeon said, "As we mentioned in delivering our fourth quarter 1999 results, sales of hot products such as Beanie Babies and Crazy Bones in the first half of fiscal year 1999 will impact year over year comparisons."

     During the first quarter of 1999, Beanie Babies and Crazy Bones accounted for approximately 18 percent of Zany Brainy's sales. During February and March of the current quarter, these products accounted for approximately 2 percent of retail sales.

     Zany Brainy plans on announcing its financial results for the first quarter of fiscal 2000 on May 22.

     Stanley Greenman also stated that Noodle Kidoodle's first quarter losses are expected to exceed last year's first quarter losses. He attributed the increased loss principally to a stark reduction in the sale of Beanie Babies resulting from their reduced shipments in the quarter.

     Noodle Kidoodle plans on announcing its sales results for the current first quarter in early May.

                                    -more-

About Zany Brainy, Inc.

Zany Brainy, Inc. is a leading and rapidly growing specialty retailer of high quality toys, games, books and multimedia products for kids. The Company is a different kind of toy store with a unique product mission and a passionate commitment to its customers. Zany Brainy believes learning should be fun. Its products entertain, educate and spark the imaginations of children up to 12 years of age. The Company combines this distinctive merchandise offering with superior customer service and daily in-store events to create an interactive, kid-friendly and exciting shopping experience for children and adults. The Company presently operates 104 stores in 26 states.

About Noodle Kidoodle

Noodle Kidoodle is an innovative specialty retailer of children's edu-tainment products, which focus on stimulating, educational and non-violent merchandise. The Company's stores typically include more than 16,000 items featured throughout 20 in-store departments. Weekly events like sing-a-longs and storytelling, and fun and interactive play areas like the Kidoodle Corner, and Computer and Electronic Learning Centers make visiting Noodle Kidoodle fun for the whole family. Noodle Kidoodle believes that kids learn best when they're having fun, and is dedicated to expanding children's minds and helping their imaginations grow. The Company opened its first Noodle Kidoodle store in 1993 and currently operates 59 stores in 15 states.

Certain statements in this report, including statements regarding the timing of the merger and its impact on revenue, growth and earnings, the accounting treatment for the merger, first quarter results and new store openings are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Actual results may differ materially from those indicated in such statements due to a number of factors, including the ability to obtain all necessary consents and approvals for the merger; unanticipated operational challenges in connection with combining operations; delays in opening new stores; the ability to retain key personnel; the availability of capital to fund continuing operations of both companies and their affiliates; changes in consumer spending patterns and in demand for popular products; the ability to open and operate new stores on a profitable basis; and prevailing economic conditions. Additional information on factors that may affect the business and financial results of Zany Brainy or Noodle Kidoodle can be found in their filings with the Securities and Exchange Commission.


The foregoing may be deemed to be offering materials of Zany Brainy, Inc. in connection
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with the proposed merger of Zany Brainy, Inc. and Noodle Kidoodle,
Inc. on the terms and subject to the conditions in the Agreement and Plan of Merger, dated as of April 21, 2000, among Zany Brainy, Inc., Noodle Kidoodle, Inc. and Night Owl Acquisition, Inc.

SHAREHOLDERS OF ZANY BRAINY AND NOODLE KIDOODLE AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 WHICH ZANY BRAINY WILL FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ZANY BRAINY, NOODLE KIDOODLE, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. After it is filed with the SEC, the joint proxy statement/prospectus will be available for free, on the SEC's web site (http://www.sec.gov), or by directing a written or oral request for copies to either Daniel Kaufman, Vice President - Legal, Zany Brainy, Inc., 2520 Renaissance Boulevard, King of Prussia, PA 19406 (the telephone number is 610-278-7800), or Stewart Katz, President, Noodle Kidoodle, Inc., 6801 Jericho Turnpike, Syosset, N.Y. 11791-4428 (the telephone number is 516-677-0500).

In addition to the proposed registration statement and joint proxy statement/prospectus, Zany Brainy and Noodle Kidoodle file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Zany Brainy's and Noodle Kidoodle's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

Contact:
  Zany Brainy, Inc.
  Robert A. Helpert
  Chief Financial Officer
  610/278-7800
     or
  The MWW Group
  Investor Relations:
  Laura Kieley
  Tel. 212/827-3740


  Noodle Kidoodle, Inc.
  Kenneth S. Betuker, Chief Financial Officer
  516/677-0500 ext. 278
   or
  Morgen-Walke Associates
  Heather Anthony/Kara DiCamillo
  Press: Michael McMullan/Kate Talbot
  212/850-5600

                              # # #

THE FOLLOWING IS THE SCRIPT TO A ZANY BRAINY, INC. CONFERENCE CALL ON APRIL 24, 2000:

                               ZANY BRAINY, INC.
                                 The MWW Group
                        Moderator:  Mr. Keith Spurgeon

Operator Good morning, ladies and gentlemen, and welcome to the Zany Brainy conference call. At this time all participants are in listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touchtone phone. As a reminder, ladies and gentlemen, this conference is being recorded.

             Certain statements on this call, including statements regarding the timing of the acquisition and its impact on revenue, growth and earnings, the accounting treatment for the acquisition, first quarter results and new store openings are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Actual results may differ materially from those indicated in such statements due to a number of factors, including the ability to obtain all necessary consents and approvals for the acquisition; unanticipated operational challenges in connection with combining operations; delays in opening new stores; the ability to retain key personnel; the availability of capital to fund continuing operations of both companies and their affiliates; changes in consumer spending patterns and in demand for popular products; the ability to open and operate new stores on a profitable basis; and prevailing economic conditions. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the Securities and Exchange Commission.

             I would now like to introduce your host for today's conference, Mr. Keith Spurgeon, Chairman and CEO of Zany Brainy, Inc. Please go ahead, sir.

KEITH Thank you, and good morning everyone and thank you for joining us today. With me today is Bob Helpert, our Chief Financial Officer.

             We're all very excited to talk with you today about a great milestone in Zany Brainy's history--the acquisition of Noodle Kidoodle. As you may know, we have been aggressively pursuing a growth strategy aimed at leveraging the power and synergies of our bricks, clicks, and catalogs sales channels. Since our IPO we have demonstrated our commitment to broadening our market presence and growing revenues through the opening of 21 new stores. Moreover, we have always maintained a keen focus on profitable growth during this period of rapid expansion.

             Our agreement to acquire Noodle Kidoodle is a continuation of this commitment. Once completed, it will further strengthen our position as undisputed leader in our market segment. It will immediately add an additional 59 stores to our store base, and grow our revenue by approximately 55%. For example, last year's revenues for Zany Brainy alone were $240 million. When combined, the company's 1999 revenue base is $377 million. The acquisition will also be accretive to net earnings. Moreover, we expect to continue to increase our store base to over 190 stores combined by the end of the year.

             I would like to outline and highlight the terms of the deal along with its underlying rationale, and then discuss some of our strategies to leverage the new power of the combined organization.

             This acquisition will be paid for entirely in stock, and accounted for as a pooling of interests. The exchange is approximately 1.23 Zany Brainy shares for each Noodle Kidoodle share outstanding, after which Noodle Kidoodle shareholders will own approximately 30% of the combined company. The acquisition will be a pooling of interests.

             Post closing, the company will operate as Zany Brainy. Over time, all stores will be converted to the Zany Brainy brand. The combined companies will trade under the current symbol ZANY. I will continue as CEO of the new Zany Brainy. Stanley Greenman, currently CEO of Noodle Kidoodle, will play an important role in the integration process and will join our Board of Directors.

             Of course, the transaction remains subject to shareholder and regulatory approval, however we expect that it will be consummated during our second quarter.

             The rationale for the deal is quite clear. Noodle Kidoodle is a natural fit for us. Zany Brainy and Noodle Kidoodle both have a long and strong history of providing specialty children's toys and a strong market presence, although primarily in different geographic regions. Our organizations also have similar missions. The acquisition provides positive benefits to both companies. It will provide increased market share for Zany Brainy, as well as expanding our reach into new geographic regions. It also enables the two companies to combine the "best of both" to build a stronger, more profitable company that can better and more conveniently serve its customers.

             We anticipate a smooth integration process, and see a great deal of opportunity to leverage resources and drive brand visibility and awareness. This combination should increase our ability to gain customers at a lower cost through an instant expansion of Zany Brainy's bricks, clicks, and catalog sales channels.

             To ensure that we successfully integrate Noodle Kidoodle's operations, we have formed a strong leadership team to manage the entire process. This team includes Arthur Andersen's Business Consulting Group, which brings to us a proven methodology and substantial experience in supporting successful acquisitions. We anticipate the integration to be completed during the second half of fiscal 2000, and will provide regular updates on progress.

             Our plan post acquisition is to achieve operational and administrative synergies as we integrate our businesses to achieve cost savings, lower overhead, and grow revenues. We anticipate that several million dollars can be saved through efficiencies from scale of operations, elimination of duplicative processes and sharing of best practices.

             In summary, I am confident that Zany Brainy's acquisition of Noodle Kidoodle is a winning proposition for customers, associates, and shareholders of both companies.

             I welcome any questions you may have.